# OUR PROPRIETARY RATING SYSTEM

| Categories | Weight |
|---|---|
| Visa Type | 35% |
| Financial Capacity | 15% |
| Funding Distribution | 15% |
| Financial History | 10% |
| Fund Ownership | 10% |
| Student Maturity | 10% |
| Student Type | 3% |
| Student Eligibility | 2% |



Student Type (2%)
Student Eligibility (2%)
Student Maturity (10%)
Fund Ownership (10%)
Visa Type (35%)
Financial History (10%)
Financial Capacity (15%)
Funding Distribution (15%)

These percentages are estimations and the Hugs Score™ accounts for over 60 different criterion